701 Wild Rose Lane Elk City, ID, 83525 4093 Oceanside Blvd. Suite B Oceanside, CA, 92056

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Therapeutic Solutions International, Inc. (TSOI)
Registration Statement on Form S-1A
File No.: 333-268070

February 7, 2023

Ladies and Gentlemen:

This correspondence is Therapeutic Solutions International, Inc.’s, (“TSOI”) response to your comments letter of February 6, 2023 and describes how each of the comments has been addressed in the amended filing of February 7, 2023, S-1A, Amendment Four (4).

Executive Compensation, page 46

Comment 1. We note your revisions in response to our prior comment 2. Please ensure that Footnotes 1 and 2 of your table consistently apply to the years they reference. For example, it appears that Footnote 1, which is next to Timothy G. Dixon’s 2022 salary figure, refers to compensation that was accrued and paid in 2021.

Response: The compensation disclosure has been updated as of the recently completed fiscal year ended December 31, 2022 and the Footnotes 1 and 2 now correspond accordingly.

It would be appreciated if, as soon practicable, you would inform the company and Hugh Kelso at (619) 840-5056, if there are any additional actions required

Very truly yours,

Therapeutic Solutions International, Inc.

By:	/s/: Timothy G. Dixon
Timothy G. Dixon
Chief Executive Officer